


Securities and Exchange Commission
Washington, D.C. 20549


APR 3 2002

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

Shaw Communications Inc
(Translation of Registrant's name into English)

Suite 900, 630 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F________ Form 40-F____X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

By: R.D. Rogers

R.D. Rogers

Senior. V.P., Chief Financial Officer

Date: March 28, 2002


SHAW

NEWS RELEASE

Calgary, Alberta – March 26, 2002 - Shaw Communications Inc. announced today that its Board of Directors has declared a semi-annual dividend of $0.0225 per Class A Participating Share payable on June 3, 2002 to all holders of Class A Participating Shares of record at the close of business on April 30, 2002 and a semi-annual dividend of $0.025 per Class B Non-Voting Participating Share payable on June 3, 2002 to all holders of Class B Non-Voting Participating Shares of record at the close of business on April 30, 2002.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite services to approximately 2.8 million customers. Shaw also has significant interests in telecommunications, Internet infrastructure and interactive television companies. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSE - SJR.B, NYSE - SJR).

For further information, please contact:

R.D. Rogers
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

www.shaw.ca



SHAREHOLDERS REPORT
SECOND QUARTER ENDING FEBRUARY 28, 2002

NEWS RELEASE
March 26, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a "Caution Concerning Forward-Looking Statements" section which should be read in conjunction with this report.

The following should also be read in conjunction with the Management's Discussion and Analysis included in the Company's August 31, 2001 Annual Report and Financial Statements and the Notes thereto.

CONSOLIDATED RESULTS OF OPERATIONS
SECOND QUARTER ENDING FEBRUARY 28, 2002

	Three months ended February 28,		Six months ended February 28,	
	2002	2001	**2002**	2001
($000's except per share amounts)				
Operations:				
Total revenue	**472,232**	357,391	**920,945**	703,033
Operating income before amortization	**139,593**	104,238	**275,701**	199,222
Cash flow from operations	**63,007**	49,706	**126,292**	101,033
Reported net income (loss)	**(74,366)**	189,137	**(126,736)**	156,078
Per share data:				
Cash flow per share[1]	**$0.23**	$0.18	**$0.45**	$0.39
Reported earnings (loss) per share – basic [(1)]	**($0.36)**	$0.83	**($0.64)**	$0.65
Weighted average participating shares outstanding during period (000's)	**231,812**	215,169	**231,796**	210,377

[1] After deducting entitlements on the equity instruments, net of income taxes, amounting to $9,240 or $0.04 per share [2001 - $10,608 or $0.05 per share] and $21,650 or $0.09 per share [2001 - $19,978 or $0.09 per share] for the quarter and year to date respectively.

Shaw Communications Inc.

Overview of Consolidated Results

SUMMARY CUSTOMER GROWTH

			Three months ended		Six months ended	
	February 28, 2002	August 31 2001	Growth	Change %	Growth	Change %
Basic Cable	**2,153,117**	2,135,125	(1,102)	(0.1)	17,992	0.8
Internet	**731,323**	596,045	54,457	8.0	135,278	22.7
DTH	**726,058**	628,806	51,929	7.7	97,252	15.5
Digital Terminals	**487,971**	362,916	43,925	9.9	125,055	34.5

Shaw posted solid growth in its key business areas for the quarter and is trending towards meeting its target customer growth for the year. Shaw also continued to deliver quality revenue growth, with revenue up over 30% on both the quarter and six-months ended on a comparable basis. The customer gains, combined with the inclusion of net revenue gained from systems acquired from Moffat Communications less the sale of the Access systems, generated the revenue growth. Operating income before amortization surpassed revenue growth with an increase of 34% and 38% for the quarter and six-month period. After removing the effect of the one-time restructuring charge of $4.6 million, the respective increases would have been 38% and 41%. Operating income before amortization in the Internet division benefited from the elimination of the Excite@Home fee during the quarter. Cash flow from operations for the quarter and six-month period increased by 27% and 25% over the same periods last year primarily due to the increase in operating income before amortization more than offsetting the increase in interest expense of 54% and 58% respectively. Effective May 1, 2002 Shaw will be implementing a $3 per month price increase on its cable and Internet product offerings. The increase will affect customers who subscribe to the various tiers and bundled packages, which represents over 90% of our customers. We are not changing our guidance on operating income before amortization for cable and Internet of $610 million at this time, however with the above-noted price increase and the restructuring described below, we believe these actions will have a positive impact on the guidance.

Restructuring

Shaw senior management recently met with various stakeholders to solicit their views on value creation in an ever-changing environment. These viewpoints have been incorporated into our objective: strong growth in a sustainable free cash flow environment. This objective has been approved by your Board of Directors and will create value for all of Shaw's stakeholders.

The level of capital expenditure and the promotion of various products are the two key areas of focus in achieving our objective. In this respect we have taken a $4.6 million provision to cover the severance costs associated with the termination of approximately 400 employees. These employees have been associated with a high level or accelerated capital expenditure programs and various promotions that will no longer be continued or required.

Shaw Communications Inc.

The capital expenditure program to date has created a superior infrastructure, one that will allow Shaw to continue its strong growth and be competitive in the market place. The quality, depth and capacity of our plant and network infrastructure is high, as evidenced by the following: (1) 96% of the plant has two-way capability and digital services are offered in all our systems, (2) approximately 50% is 550 mhz, the other 50% being 750 mhz, (3) average node sizes have been reduced to 1250, (4) the system has extensive fiber, (5) the speed of the Internet service is superior to our competitors as evidenced by independent research, (6) Big Pipe has two national backbone networks to haul data traffic and will only require electronics in the future to activate the northern route, (7) the completion of the second Internet data center provides significant capacity for future customer growth, (8) the majority of building expansion and consolidation will be completed this year. The capacity of the plant and networks is now able to sustain strong future growth without further major capital expenditures. Therefore, Shaw is in a strong position to grow its business and at the same time begin to generate free cash flow.

The attached schedule provides details of how and when the achievement of the free cash flow objective is expected to be accomplished. The schedule shows that on a projected 2002 basis, capital expenditures will exceed our previous guidance. In the category of Growth and replacement related expenditures, the main areas of excess are related to the Internet, new plant expansion, increasing or upgrading the quality of the plant, and Shaw spent more than anticipated on the acquired Moffat systems and the integration of Vancouver which was acquired from Rogers Communications. In the area of Buildings/Other, we have done additional consolidation of facilities, such as those in Nanaimo, Victoria and Calgary and have incurred cost over-runs in the original budgeted areas due to a very hot construction market. In the area of Telecommunications, we had not budgeted for delivery of the northern Big Pipe route in 2002, as a result of the problems at 360networks. As a result of recent negotiations, Shaw agreed to purchase the route this year for approximately $45 million. With the anticipated future growth in Internet services this second route will provide the long-term capacity at fair value and eliminates any major future capital requirements other than electronics to activate the network. The balance of the increase is related to increased activity and incremental expenses to light the fiber on the southern route. The increase in Equipment subsidies for the digital boxes is due to growth in sales compared to budget and aggressive promotions. The reduced level of capital expenditures in the third and fourth quarter is a result of (1) a completion of certain capital programs by February 28, 2002, (2) elimination of programs that do not have a high and immediate priority and (3) an existing five month supply of cable modems and digital boxes.

Shaw will be selling its U.S. cable systems as they are no longer strategic and this will allow us to concentrate our focus and capital spending in Western Canada. The proceeds from the sale of assets will be used to reduce debt.

Shaw Communications Inc.

The proceeds from the sale of the U.S. assets, plus asset sales and security monetizations of $180 million to date should be sufficient to more than fund the cash flow deficit for 2002 and thus improve our credit ratios. Fiscal 2003 will be the first year that Shaw's funding requirements will be satisfied by cash flow from operations.

It is too early to provide guidance on fiscal 2003. However, in order to give some comfort as to why we think we can achieve free cash flow in fiscal 2003, we constructed a simple hypothetical model based on the following assumptions:

1. We analyzed our capital expenditures for the fiscal year 2002 and determined (a) what capital is normally required for Growth and Enhancement type expenditures; (b) taken into consideration that our plant capacity and network infrastructure is in very good condition; and (c) the major unusual items are behind us.

2. The deployment of cable modems is assumed to be 200,000 and digital boxes to be 100,000 for fiscal 2003.

3. We took our estimated 4th Quarter fiscal 2002 operating income before amortization of $170 million, annualized it, adjusted for the sale of the U.S. assets and added a nominal 10% growth factor.

This hypothetical model should not be considered to be indicative of Guidance for fiscal 2003 which will be provided with our fourth quarter results. The attached model does show that operating income before amortization growth of 21% in the model year 2003 can be obtained in a sustainable free cash flow environment.

In concluding, the Management and Board of Directors of your Company is clearly committed to achieving strong growth but in a sustainable free cash flow environment.

Shaw Communications Inc.

Cable, Internet and Big Pipe (excludes Cancom and Star Choice) Free Cash Flow

		Estimates		Total	2002	2003
	YTD	3rd Qtr	4th Qtr	2002	Guidance	Model*
Capital expenditures:						
Growth & replacement related expenditures	324,000	66,000	54,000	444,000	419,000	377,000
Buildings/Other	41,000	24,000	26,000	91,000	35,000	26,000
Internet Data Center	11,000	10,000	21,000	42,000	46,000	-
Telecommunications (less prepaid deposits)	61,000	16,000	19,000	96,000	35,000	20,000
Total	437,000	116,000	120,000	673,000	535,000	423,000
Operating income before amortization	275,000	155,000	170,000	600,000	610,000	728,000
Less:						
Interest	97,000	52,000	52,000	201,000		194,000
Entitlements on equity instruments, net of current taxes	21,000	11,000	11,000	44,000		44,000
Cash taxes on operating income	18,000	9,000	9,000	37,000		37,000
Cash flow from operations	139,000	83,000	98,000	318,000		453,000
Less:						
Capital expenditures:						
Growth and replacement related expenditures	336,000	66,000	54,000	444,000		377,000
Buildings/Other	29,000	24,000	26,000	91,000		26,000
Internet Data Center	11,000	10,000	21,000	42,000		-
Telecommunications (less prepaid deposits)	61,000	16,000	19,000	96,000		20,000
Equipment subsidies	45,000	3,500	3,500	52,000		14,000
	482,000	119,500	123,500	725,000		437,000
Free cash flow	(343,000)	(36,500)	(25,500)	(407,000)		16,000

* Assumes the sale of U.S. cable assets of approximately 75,000 subscribers takes place on August 31, 2002.

Effect of adopting new accounting recommendations

The reported net loss for the quarter and six months was $74 million and $127 million compared to the reported net income in the prior year of $189 million and $156 million. The net income reported in the prior year periods includes a $221 million tax recovery recorded in the second quarter. This tax recovery was a result of last year's required adoption of the tax liability method of accounting which reflects reductions in enacted income tax rates as a recovery during the reporting period.

During the first quarter, Shaw adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to Goodwill and Other Intangible Assets. Under the new standard, goodwill and identifiable intangibles with indefinite useful lives are no longer amortized but are subject to an annual review for impairment. Shaw evaluated its intangible assets acquired on prior purchase business combinations to ensure the allocation of amounts to broadcast licenses, having indefinite lives, and to goodwill was appropriate under the new recommendations. In the first quarter, Shaw tested the amounts allocated to broadcast licenses and to goodwill for impairment and concluded that no provisions for impairment were required. Accordingly, no amortization has been recorded this quarter on these intangibles. If this change were applied to the prior year's results, the net income for the February 2001 quarter and six-months ended would have been $201 million and $179 million respectively.

Audit Committee

In accordance with its mandate and as part of its annual procedures, the Audit Committee conducted a mid-year review of factors affecting both the quality of the Company's financial reporting and independence of the external auditors. This included discussion with Ernst & Young LLP concerning role, scope of service and auditor independence policies; review of the Company's business model and corporate structure; assessment of the quality of financial reporting; and evaluation of the governance structure and effectiveness of the Audit Committee as measured against leading practice.

Based upon that review, the Audit Committee confirmed its view that the Company's governance structure and auditor relationships are appropriate, that all entities are fully consolidated and properly reflected in the financial statements, and that the accounting and disclosure is in accordance with Canadian Generally Accepted Accounting Principles.

Cable Television

FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,		
	2002	2001	Change %	**2002**	2001	Change %
($000's Cdn except ARPU)						
Revenue	**256,700**	205,086	25.2	**500,134**	405,782	23.3
Operating income before amortization	**112,510**	95,281	18.1	**224,795**	189,608	18.6
Operating margin	**43.8%**	46.5%	(2.7%)	**44.9%**	46.7%	(1.8)
Capital expenditures	**75,536**	62,776		**160,843**	135,367	
DCT subsidies	**13,811**	12,237		**43,817**	15,580	
Free cash flow[1]	**23,163**	20,268		**20,135**	38,661	
ARPU[2]	**$40.38**	$37.93		**$39.57**	$38.12	

1. Free cash flow is operating income before amortization less capital expenditures and DCT subsidies.
2. ARPU is the average monthly revenue per unit before discounts.

OPERATIONAL HIGHLIGHTS

- Approximately 30 new digital service offerings commenced in January 2002.
- Commencing in the 3rd quarter, Shaw has changed a number of promotions and related sales efforts with the objective of continuing the growth and at the same time increasing operating income and margins.
- Effective May 1, 2002 Shaw will be increasing prices on its tiers and bundled packages by $3 per month. This will affect all cable subscribers except for about 200,000 customers who subscribe to basic only.
- Shaw will be applying to the CRTC for rate deregulation for basic services which is in line with satellite companies who do not have basic rate regulation.

Cable revenue for the quarter and six-month period increased 25% and 23% respectively over the same periods last year and primarily reflects customer growth, price increases and the net effect of the Moffat acquisition less the sale of Access. The number of customers taking bundled services of various cable, digital and Internet packages has increased significantly during the last six months. This resulted in an increase in revenues as customers take more services but reduces operating margins as a result of pricing discounts and an increase in related administration and promotional expenses.

As outlined above, Shaw has taken immediate action and restructured its operations to reduce its costs, increase prices and at the same time maintain strong growth. The effect of these actions will be realized beginning in the third quarter.

ARPU increased to $40.78 for the quarter as a result of increased digital penetration and rate increases.

SUBSCRIBER STATISTICS

			Three months ended		Six months ended	
	February 28, 2002	August 31, 2001	Growth	Change %	Growth	Change %
Basic service:						
Actual	**2,153,117**	2,135,125	(1,102)	(0.1)	17,992	0.8
Penetration as % of homes passed	**68.7%**	71.1%				
Full cable service:						
Tier I	**1,759,742**	1,737,653	(5,543)	(0.3)	22,089	1.3
Penetration as % of basic	**81.7%**	81.4%				
Tier II	**1,655,582**	1,624,823	(263)	-	30,759	1.9
Penetration as % of basic	**76.9%**	76.1%				
Tier III	**1,406,206**	1,356,251	16,099	1.2	49,955	3.7
Penetration as % of basic	**65.3%**	63.5%				
Digital terminals	**487,971**	362,916	43,925	9.9	125,055	34.5
Pay TV subscribers	**449,244**	339,940	55,264	14.0	109,304	32.2

The basic subscriber count remained relatively constant compared to November. Shaw added 18,000 basic subscribers or 0.8% over the six-month period compared to 0.6% for the same period last year. Shaw anticipates typical seasonal growth of subscribers over the next two quarters, in which basic subscribers will decline in the third quarter and surge back in the fourth quarter to reach our target of 1% organic basic subscriber growth. Digital terminal deployment increased by 44,000 or 10% during the quarter. The steady increase of digital deployment increased Pay TV and Tier III subscribers by 55,000 and 16,000 respectively this quarter.

Internet

CUSTOMER STATISTICS

			Three months ended		Six months ended	
	February 28, 2002	August 31, 2001	Growth	%	Growth	%
Two-way homes passed	**2,996,159**	2,528,414	160,129	5.6	467,745	18.5
Connected and scheduled installations	**731,323**	596,045	54,457	8.0	135,278	22.7
Penetration of homes launched	**24.4%**	23.6%				

FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,		
	2002	2001	Change %	**2002**	2001	Change %
($000s Cdn except for ARPU)						
Total revenue	**73,798**	41,456	78.0	**143,741**	75,560	90.2
Operating income before amortization	**30,635**	14,040	118.2	**53,725**	25,493	110.7
Operating margin	**41.5%**	33.9%	7.6	**37.4%**	33.7%	3.7
Capital expenditures	**73,497**	52,348		**159,330**	70,287	
Free cash flow[1]	**(42,862)**	(38,308)		**(105,605)**	(44,794)	
ARPU[2]	**$38.64**	$40.11		**$40.50**	$40.84	

1. Free cash flow is operating income before amortization less capital expenditures.
2. ARPU is the average monthly revenue per unit before discounts.

OPERATIONAL HIGHLIGHTS

- Effective December 2001, Shaw no longer incurred the monthly subscriber fee previously paid to the At Home Corporation.
- February 14, 2002 Shaw launched the Shaw Lite-Speed Internet service that is up to five times faster than traditional dial-up services.
- On May 1, 2002 the monthly Shaw High-Speed rate on all packages will increase $3.

Shaw Communications Inc.

Shaw gained 54,457 subscribers this quarter compared to 54,602 the same quarter last year and 80,821 for the prior quarter. As anticipated, the growth has trended to more traditional levels. Given the growth to date, Shaw is on target to meet its goal of subscriber growth of 250,000 for the fiscal year.

The growth in subscribers accounted for the increase in revenue over the comparative periods. The decrease in ARPU is mainly attributable to the significant increase in the growth of bundled customer at lower rates.

Operating income before amortization outpaced revenue growth with respective increases of 118% and 111% for the quarter and six-month period respectively. This quarter Shaw commenced the realization of savings of approximately $5 per month per subscriber, arising from the termination of the At Home relationship. The Internet division incurred transition expenses of approximately $3 million relating to the conversion of email from Excite@Home to Shaw. Shaw anticipates that it will achieve its operating income before amortization target of $150 million for fiscal 2002.

On February 14, 2002 Shaw launched the Shaw Lite-Speed Internet service that is up to five times faster than traditional dial-up services. Unlike dial-up service, there are no busy signals or need to dial into a remote server because, like Shaw's High-Speed service, Lite-Speed Internet uses an "always on" connection. As well, customers no longer need to purchase a second phone line to access the Internet and talk on the phone at the same time. This service offering provides Shaw access to a new and significant market segment of Internet consumers who don't currently require all the features of Shaw's High-Speed Internet service, but are under-served by the legacy dial-up services. Shaw estimates that there are more than 825,000 dial-up Internet customers in Western Canada that could immediately benefit from the new Lite-Speed Internet service. Shaw also believes this service will expand the Internet market to potential customers who perceived dial-up as ineffective, and high-speed as expensive, and therefore have not participated in the growth in Internet services. The new Lite-Speed Internet service for non-Shaw Cable customers has a monthly subscription fee of $29.95, including cable modem rental, and a one-time installation fee of $49.95. The new service is specially priced for current Shaw Cable customers at $24.95 per month, including cable modem rental.

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,		
	2002	2001	Change %	**2002**	2001	Change %
($000s Cdn except for ARPU)						
Total revenue	**111,895**	82,423	35.8	**216,344**	163,429	32.4
Operating loss before amortization	**(6,656)**	(12,799)	48.0	**(16,766)**	(34,116)	50.9
Operating margin	**(5.9%)**	(15.5%)	9.6	**(7.7%)**	(20.9%)	13.2
Capital expenditures	**17,449**	-		**27,059**	-	
DTH subsidies	**19,984**	30,443		**44,092**	61,580	
Free cash flow[1]	**(44,089)**	(43,242)		**(87,917)**	(95,696)	
ARPU[2]	**$48.09**	$44.60		**$47.34**	$44.91	

1. Free cash flow is operating income before amortization less capital expenditures and DTH subsidies.
2. ARPU is the average monthly revenue per unit before discounts.

CUSTOMER STATISTICS

	February 28, 2002	August 31, 2001	Three months ended Growth	%	Six months ended Growth	%
Star Choice customers	**726,058**	628,806	51,929	7.7%	97,252	15.5%

OPERATIONAL HIGHLIGHTS

- Effective September 1 2001, monthly rates increased on the Platinum, Gold and Silver packages by $2 and the Bronze package by $1.
- In September 2001, Star Choice retained ownership of satellite dishes on new installations.
- Effective March 2002, Star Choice introduced a charge of $4.99 per month for each additional receiver on all packages except for the Platinum and Ultimate package.

At February 2002, Star Choice had 726,000 subscribers representing a net gain of 52,000 for the quarter compared to a net gain of 45,000 the prior quarter. Star Choice experienced higher than usual churn in September and October due to the Quebec re-point project and the price increases announced in September. However, based on the February quarter trending of churn, Star Choice is on track to meet its target churn rate of 9% for the year. Based on current growth trends, Star Choice expects that it will meet its target of 805,000 subscribers by August 31, 2002. ARPU increased over the comparative period, as a result of the price increase highlighted above.

Based on Star Choice's continued focus on high-end package penetration, expanded services, improved pay-per-view buy rates and the increased pricing, Star Choice anticipates that ARPU will reach its target of $48 by year end.

The foregoing increase in subscribers and ARPU, increased revenue by over 30% over the comparative periods last year. The operating loss before amortization declined by approximately 50%. Star Choice will have positive operating income before amortization for the remainder of the year, which we estimate will reduce its year to date loss before amortization to its target of approximately $5 million.

Due to Star Choice retaining ownership of the satellite dishes on new installs, overall, capital expenditures increased and DTH subsidies decreased. On a combined basis, the capital expenditures and DTH subsidies for the respective quarter and year to date was $37.4 million and $71.2 million compared to DTH subsidies of $30.4 million and $61.6 million of the prior year. The combined increase is due to the increase in the number of subscribers purchasing second and third receivers.

The increased number of subscribers purchasing additional receivers at a subsidized cost has also caused the cost of acquisition per subscriber to increase to $746 this quarter from $685 one year ago. Towards its goal of achieving positive operating income, Star Choice reduced the programming credit associated with the additional receiver by $50. As a result of this action, Star Choice believes it will meet its revised target cost of acquisition of $750 for the year.

Satellite Services

FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,		
	2002	2001	Change %	**2002**	2001	Change %
($000s Cdn)						
Revenue (third party)	**25,500**	25,221	1.1	**52,740**	53,220	(0.9)
Operating income before amortization	**10,370**	8,888	16.7	**22,161**	20,326	9.0
Operating margin	**40.7%**	35.2%	5.5	**42.0%**	38.2%	3.8
Capital expenditures	**1,551**	77,604		**4,217**	98,276	
Free cash flow[1]	**8,819**	(68,716)		**17,944**	(77,950)	

1. Free cash flow is operating income before amortization less capital expenditures.

The Satellite Services revenue, which includes the Broadcast, Truck Tracking and Business Television divisions, remained consistent over the comparative periods. Operating income before amortization improved by 16.7% and 9.0% over the quarter and six-month comparative periods respectively reflecting further rationalization of costs. As a result, Satellite Services is on track to achieve its year-end target of revenue of approximately $105 million and operating income before amortization of $40 million. Capital expenditures decreased in the quarter over the same period last year due to last year's expenditures on Anik F1 and deposits on Anik F2 transponders.

Telecommunications (Big Pipe)

FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,		
	2002	2001	Change %	**2002**	2001	Change %
($000s Cdn)						
Revenue (third party)	**4,339**	3,205	35.4	**7,986**	5,042	58.4
Operating income before amortization	**(2,666)**	(1,172)	(127.5%)	**(3,614)**	(2,089)	(73.0)
Operating margin	**(61.4%)**	(36.6%)	(24.8%)	**(45.3%)**	(41.4%)	(3.9)
Capital expenditures	**47,163**	3,003		**60,704**	10,600	
Free cash flow[1]	**(49,829)**	(4,175)		**(64,318)**	(12,689)	

1. Free cash flow is operating income before amortization less capital expenditures.

CUSTOMER STATISTICS

	February 28, 2002	August 31, 2001	Three months ended Growth	%	Six months ended Growth	%
Big Pipe external customers	**71**	41	14	24.6	30	73.2

OPERATIONAL HIGHLIGHTS

- March 2002 – Big Pipe negotiated an agreement with 360networks to settle the purchase of the northern route for $45.5 million.

Big Pipe grew its customer base to 71 customers at the end of February 2002, for a gain of 14 external customers this quarter. This growth resulted in a 35.4% and 58.4% increase in revenue for the quarter and six month periods respectively. The operating loss before amortization increased over the comparative periods as Big Pipe ramped up its sales and administrative staff to facilitate the growth of this start-up business. In addition, Big Pipe incurred increased maintenance and rack rental expenses associated with the fiber network purchased from 360networks. Big Pipe also entered into temporary redundant capacity agreements to ensure the high quality of Shaw's Internet network for approximately twelve months until the southern route is fully operational. As a result of these increased costs, Big Pipe estimates that its operating loss before amortization will be approximately $9 million for the year.

Big Pipe, Shaw and 360networks entered into an agreement to settle the purchase of the northern route. The northern route provides for increased capacity for the future and redundancy for the existing southern route. Big Pipe acquired 8 fibre stands between Edmonton and Toronto and 6 fibre strands between Buffalo and Albany and Albany to New York City for $45.5 million. The purchase price was partially satisfied in March 2002 by the application of a $15.8 million deposit from June 2001 plus a further $18.2 million payment. The remaining payment of $11.5 million will be satisfied this year. As part of the agreement, Big Pipe agreed to purchase fibre from Seattle to Vancouver for $4 million on the condition that 360networks is able to deliver the fiber by April 30, 2002.

As noted in the restructuring section, Big Pipe's capital expenditures this year will increase due to the northern route purchase, increased activity and incremental costs related to lighting the fiber for the southern route.

Shaw Ventures

Shaw's investment portfolio as at February 28, 2002 includes:

Investment [1]	Unrestricted shares	Restricted Shares and warrants	Total	[2] Market value ($000s)
GT Group Telecom	32,246,217		32,246,217	15,801
Liberty Digital [3]	1,372,000		1,372,000	6,983
Canadian Hydro [4]	2,450,000	6,196,580	8,646,580	13,514
Other publicly traded companies				24,395
Other non-public companies, at carrying cost				34,168
				94,861

(1) The above table excludes shares pledged as collateral on equity instruments.
(2) Unless otherwise noted, the market value is based on closing prices as of February 28, 2002.
(3) On March 14, 2002, Liberty Media Corporation completed the purchase of Liberty Digital, Inc. As a result, the 1,372,000 shares of Liberty Digital, Inc. were exchanged for 343,000 shares of Liberty Media Corporation. At that date, the market value of the 343,000 shares was $7.2 million.
(4) The market value shown is net of the warrant exercise price.

Shaw conducted a detailed review of the carrying value of its 40% voting and 23% equity interest in GT Group Telecom ("GT") in relation to the current market value of the GT shares. This review has taken into consideration the following:

1. While there can be no doubt that there has been a significant decline in the market value of the GT shares, it is still not certain whether or not this decline is permanent.

2. GT is fairly new and is just getting to the point in executing its business plan to become a national CLEC.

3. GT has experienced significant losses but has commenced a restructuring plan and expects to be EBITDA positive by its fourth quarter of fiscal 2002.

4. GT has stated that it has sufficient liquidity to carry on operations for some period of time and does not face an immediate liquidity crunch or requirement to refinance. Therefore GT has access to liquidity to execute its business plan.

5. The value of a Shaw share is based on the market value of the GT investment by industry analysts, not the book value. Therefore, the difference in book value and market value is reflected in the value of a Shaw share.

6. Although the telecommunication industry sector in which GT operates is experiencing significant changes, growth prospects for the future appear to be very strong.

7. In March 2002, GT announced the formation of a special committee and the engagement of Morgan Stanley & Co. Incorporated to assist GT in the consideration and possible pursuit of capital structure enhancements. Once the recommendations of Morgan Stanley are known, Shaw will be in a better position to further assess the carrying value of GT.

Therefore until GT loses access to its liquidity or new evidence is revealed, Shaw does not intend to reduce its carrying value at this time, but will continue to review the situation on a quarterly basis.

OTHER INCOME ITEMS:

Fixed Charges

	Three months ended February 28,				Six months ended February 28,			
	2002	2001	Increase (decrease)	%	**2002**	2001	Increase (decrease)	%
($000s, Cdn)								
Amortization -								
Property, plant and equipment	**101,022**	59,828	41,194	68.9	**192,859**	115,404	77,455	67.1
Deferred charges	**52,538**	27,076	25,462	94.0	**95,637**	49,763	45,874	92.2
Intangibles	**-**	15,642	(15,642)	(100.0)	**-**	31,054	(31,054)	(100.0)
Total amortization	**153,560**	102,546	51,014	49.7	**288,496**	196,221	92,275	47.0
Amortization of deferred IRU revenue	**(2,833)**	(574)	2,259	393.5	**(6,696)**	(1,966)	4,730	240.6
Interest	**68,572**	44,669	23,903	53.5	**131,912**	83,566	48,346	57.9

Amortization on property, plant and equipment increased for the three month and six month comparative periods due to the Moffat acquisition effective March 1, 2001, the incremental effect of the Rogers exchange effective November 1, 2000 and the high level of cable and Internet capital expenditures over the past few years. Amortization of deferred charges also increased over the same periods primarily due to increased amortization of equipment subsidies. As a result of adopting the new accounting policy for goodwill and intangibles, Shaw recorded no amortization on its intangibles this quarter.

The increase in IRU amortization is primarily due to the assumption of the IRU on the Moffat acquisition.

Interest increased over the same quarter last year due to increased borrowing required to finance the Moffat acquisition, the Rogers cable system exchange and capital expenditures.

Investment activity gains and losses

	Three months ended February 28,			Six months ended February 28,		
	2002	2001	Increase (decrease) in income	**2002**	2001	Increase (decrease) in income
($millions Cdn)						
Gain on sale of investments	**(219)**	14,718	(14,937)	**2,357**	14,988	(12,631)
Dilution gain (loss) on issuance of stock by investees	-	(431)	431	**(571)**	4,123	(4,694)

The gain on sale for the six months ended February 2002 of $2.3 million primarily relates to the sale of approximately 673,000 Terayon shares. The dilution gains and losses arise due to issuances of equity by GT subsequent to Shaw's investment, which reduced Shaw's ownership in that company to approximately 23.2% at February 28, 2002 from 23.3% at August 31, 2001.

Equity loss on investees

	Three months ended February 28,			Six months ended February 28,		
	2002	2001	Decrease in income	**2002**	2001	Decrease in income
($millions Cdn)						
Total	**(19,765)**	(14,877)	(4,888)	**(34,614)**	(26,714)	(7,900)

The equity loss on investees is primarily due to the equity losses of GT. GT's results to December 2001 fell short of their guidance, however, the company has since announced that it is reorganizing its operations resulting in a one-time charge of $20 million for expected annual savings of $30 million. This reduction should allow the company to successfully meet its bank covenants. Shaw has taken the $20 million charge into account in calculating its equity loss on GT this quarter. This quarter also includes equity losses for Shaw's 33.3% programming interests in The Biography Channel (Canada), TechTV Canada and MSNBC Canada. These networks commenced commercial operations in January 2002, and as a result, Shaw recorded its first equity losses in respect of these programming interests.

Investment in Burrard Landing Partnership

Shaw in conjunction with Westbank Projects Corporation and Ledcor Industries formed the Burrard Landing Partnership ("Partnership") to build a unique mixed-use structure, with office/retail space and live/work space in Coal Harbour, Vancouver. When construction is complete in approximately two years, Shaw will make the Burrard Landing site the headquarters for its Lower Mainland operations. The total cost of the project will be approximately $145 million and will be financed primarily through the Partnership's own credit facilities of $118.5 million plus equity from the partners of approximately $26 million. Shaw's direct investment will be approximately $10 million and its guarantee with respect to the debt is limited to $18.2 million. The Partnership loans will be repaid through the proceeds on the sale of residential condominium units of approximately $100 million plus rental income from the office building.

As of February 2002, Shaw's investment in the Partnership is $4.5 million. As described in note 1 to the financial statements, Shaw proportionately consolidates the assets and liabilities of its 38.3% interest in the Partnership.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2001. The Company and its subsidiaries are involved in matters involving litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider the Company's exposure to litigation to be material to these financial statements. For information purposes only the following two U.S. suits have been filed since our Annual Report of August 31, 2001.

1. Shaw Cablesystems G.P. has been sued by At Home Corporation for approximately U.S. $65 million in At Home's bankruptcy proceedings in California. Shaw and At Home had a contract for At Home to provide high-speed residential Internet service to Shaw subscribers until mid-March 2003. Shaw completed the process of moving its subscribers from the At Home system in 2001. On September 28, 2001, At Home filed for bankruptcy and in public statements, made it clear that it would not continue to be in business for the full contract term. The majority of the damages sought by At Home relate to the period after which At Home filed for bankruptcy and ceased to provide any services. Shaw has filed a defence and has counter-claimed against At Home for in excess of U.S. $120 million for At Home's breach of contract.

2. In a suit in Federal Court in New York, CellularVision Technology & Telecommunications, L.P. ("CT&T") has sued a successor entity to WIC Western International Communications Ltd. for an alleged breach of contract related to certain LMCS (Local Multi-point Communications Systems) technology, claiming damages ranging from approximately $10 million to $50 million. Shaw Communications Inc. has assumed responsibility for the defence of this action as the result of certain indemnification provisions contained in the 1999 agreement that governed the sale and division of assets of WIC. Management does not believe the action has any merit.

FINANCIAL POSITION

Overview

Total assets at February 28, 2002 were $9.0 billion compared to $8.8 billion at August 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition continues to be a significant strength for Shaw. In December 2001, Shaw issued U.S. $300 million of 7.20% senior unsecured notes. The net proceeds from the offering were used to repay existing bank debt and for general corporate purposes. The notes were issued under Shaw's previously filed shelf registration statement for up to C$800 million of debt and equity securities.

As a result of the debt issue described above and the repayment of the bank debt, the $210 million interest rate swaps inherited from the Moffat acquisition were no longer hedged against bank loans. Therefore, effective March 2002, Shaw terminated the swaps for a cost of $9.4 million. There will be no gain or loss recognized on the termination of the swaps as Shaw provided for these costs as part of the acquisition of Moffat. Based on existing market conditions, interest savings of approximately $2 million per quarter will be realized by Shaw over the next seven years as a result of the cancellation of these swaps.

During the first quarter, the sales of assets CKY and WTN closed and the Company received net proceeds of $89.5 million. In addition, Shaw issued Series V SHELS (see note 5) for U.S. $57.6 million collaterized by 5.3 million shares of Terayon Communications. Shaw also intends to sell its U.S. cable assets which have approximately 75,000 subscribers. With existing and anticipated strong growth in cash flow from operations, access to approximately $1 billion of available credit facilities, planned asset sales of the U.S. cable assets and the ability to access capital markets quickly, Shaw is in an excellent position to finance its growth and at the same time improve its debt to cash flow ratios.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words "anticipate", "believe", "expect", "plan", intend", "target", "guideline", "goal", and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw's business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw's industries in both Canada and the United States; Shaw's status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite services to approximately 2.8 million customers. Shaw also has significant interests in telecommunications, Internet infrastructure and interactive television companies. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSE - SJR.B, NYSE - SJR).

-30-

For further information, please contact:

R.D. Rogers
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

[thousands of Canadian dollars]	**February 28, 2002**	August 31, 2001
	(Unaudited)	*(Audited)*
ASSETS		
Current		
Cash and term deposits	**25,693**	-
Accounts receivable	**151,686**	182,612
Income taxes recoverable	**-**	6,267
Inventories	**103,086**	95,375
Prepaids and other	**32,844**	24,669
Assets held for sale (net of deposits received)	**-**	89,500
	313,309	398,423
Investments at equity	**293,419**	331,235
Investments at cost and other assets	**217,618**	219,472
Property, plant and equipment	**2,827,430**	2,522,923
Deferred charges	**323,064**	277,780
Intangibles *(note 1)* -		
Broadcast licenses	**4,840,951**	5,038,123
Goodwill	**145,865**	-
	8,961,656	8,787,956
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**-**	1,789
Accounts payable and accrued liabilities	**538,046**	573,561
Income taxes payable	**1,612**	-
Unearned revenue	**69,109**	65,593
	608,767	640,943
Long-term debt *(note 4)*	**3,415,278**	3,010,348
Deferred credits	**627,733**	643,825
Future income taxes	**1,072,512**	1,196,933
	5,724,290	5,492,049
Shareholders' equity		
Share capital *(note 5)*	**3,273,868**	3,182,746
Retained earnings (deficit)	**(42,323)**	111,830
Cumulative translation adjustment	**5,821**	1,331
	3,237,366	3,295,907
	8,961,656	8,787,956

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

[thousands of Canadian dollars except per share amounts]	Three months ended February 28, 2002	2001	Six months ended February 28 2002	2001
	(Unaudited)		*(Unaudited)*	
Revenue *(note 2)*	**472,232**	357,391	**920,945**	703,033
Operating, general and administrative expenses	**332,639**	253,153	**645,244**	503,811
Operating income before amortization *(note 2)*	**139,593**	104,238	**275,701**	199,222
Amortization of deferred charges, intangibles and property, plant and equipment *(note 1)*	**(153,560)**	(102,546)	**(288,496)**	(196,221)
Amortization of deferred IRU revenue	**2,833**	574	**6,696**	1,966
Operating income	**(11,134)**	2,266	**(6,099)**	4,967
Interest	**(68,572)**	(44,669)	**(131,912)**	(83,566)
	(79,706)	(42,403)	**(138,011)**	(78,599)
Gain (loss) on sale of investments	**(219)**	14,718	**2,357**	14,988
Dilution gain (loss) on issuance of stock by investee	**-**	(431)	**(571)**	4,123
Debt restructuring costs	**-**	-	**-**	(8,590)
Other revenue (expense)	**(298)**	587	**2,873**	1,080
Loss before income taxes	**(80,223)**	(27,529)	**(133,352)**	(66,998)
Income tax recovery	**(25,622)**	(230,638)	**(41,230)**	(247,248)
Loss before the following	**(54,601)**	203,109	**(92,122)**	180,250
Equity loss on investees *(note 6)*	**(19,765)**	(14,877)	**(34,614)**	(26,714)
Non-controlling interest	**-**	905	**-**	2,542
Reported net income (loss)	**(74,366)**	189,137	**(126,736)**	156,078
Retained earnings, beginning of period, as previously reported	**47,050**	267,821	**111,830**	254,440
Adjustment for change in accounting for income taxes	**-**	-	**-**	55,810
Retained earnings, beginning of period, restated	**47,050**	267,821	**111,830**	310,250
Dividends –				
Class A and Class B shares	**(5,767)**	(5,113)	**(5,767)**	(5,113)
Equity instruments (net of income taxes)	**(9,240)**	(10,608)	**(21,650)**	(19,978)
Retained earnings (deficit), end of period	**(42,323)**	441,237	**(42,323)**	441,237
Reported net income (loss)	**(74,366)**	189,137	**(126,736)**	156,078
Add back: Broadcast license and goodwill amortization net of taxes *(note 1)*	**-**	12,226	**-**	22,437
Adjusted net income (loss)	**(74,366)**	201,363	**(126,736)**	178,515
Earnings (loss) per share *(note 7)*				
Reported net income (loss) -				
Basic	**($0.36)**	$0.83	**($0.64)**	$0.65
Diluted	**($0.36)**	$0.75	**($0.64)**	$0.63
Adjusted net income (loss)				
Basic	**$0.36)**	$0.89	**($0.64)**	$0.75
Diluted	**($0.36)**	$0.81	**($0.64)**	$0.72
[thousands of shares]				
Weighted average participating shares outstanding during period	**231,812**	215,169	**231,796**	210,377
Participating shares outstanding, end of period			**231,830**	231,209

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[thousands of Canadian dollars except per share amounts]	Three months ended February 28		Six months ended February 28	
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)	
OPERATING ACTIVITIES *(note 8)*				
Cash flow from operations	**63,007**	49,706	**126,292**	101,033
Net change in non-cash working capital balances related to operations	**65,023**	30,656	**(46,448)**	4,935
	128,030	80,362	**79,844**	105,968
INVESTING ACTIVITIES				
Additions to property, plant and equipment *(note 2)*	**(230,812)**	(206,685)	**(455,982)**	(362,019)
Cable systems acquisitions *(note 3)*	**(1,601)**	(416,538)	**(4,224)**	(451,415)
Proceeds on sale of investments and other assets	**2,130**	47,350	**11,605**	48,501
Acquisition of investments	**(4,239)**	(31,487)	**(15,086)**	(83,872)
Proceeds received on assets held for sale	**-**	-	**89,500**	-
Additions to equipment subsidies	**(33,795)**	(42,680)	**(87,909)**	(77,160)
Additions to deferred charges	**(10,497)**	914	**(11,832)**	(4,582)
	(278,814)	(649,126)	**(473,928)**	(930,547)
FINANCING ACTIVITIES				
Decrease in bank indebtedness	**(50,460)**	(25,854)	**(1,789)**	(27,003)
Debt restructuring costs	**-**	-	**-**	(8,590)
Increase in long-term debt	**559,520**	688,000	**839,520**	1,198,000
Long-term debt repayments	**(319,600)**	(3)	**(483,000)**	(422,993)
Issue of equity instruments, net of after-tax expenses	**(70)**	(110)	**90,491**	190,110
Issue of Class B shares	**364**	1,261	**633**	1,462
Dividends and entitlement payments on equity instruments, net of current taxes	**(13,401)**	(12,485)	**(26,160)**	(24,436)
	176,353	650,809	**419,695**	906,550
Effect of currency translation on cash balances and cash flows	**124**	8	**82**	82
Increase in cash	**25,693**	82,053	**25,693**	82,053
Cash, beginning of the period	**-**	-	**-**	-
Cash, end of the period	**25,693**	82,053	**25,693**	82,053
Cash flow from operations per share *(note 7)*	**$0.23**	$0.18	**$0.45**	$0.39

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2002
[tabular amounts in thousands of Canadian dollars]

1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the "Company"). The notes presented in these interim financial statements include only significant events and transactions occurring since the Company's last year-end and are not fully inclusive of all matters normally disclosed in the Company's annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended August 31, 2001.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements except as noted below.

Basis of consolidation

The consolidated financial statements include the accounts as described in note 1 to the Company's consolidated financial statements for the year ended August 31, 2001 except that effective February 1, 2002, they include the Company's proportionate share of the assets and liabilities of its 38.3% interest in the Burrard Landing Partnership.

Investments in entities in which the Company exercises significant influence, which are accounted for using the equity method, are as described in note 1 to the Company's consolidated financial statements for the year ended August 31, 2001, except that effective January 1, 2002, they include the Company's one-third ownership of its programming interests, The Biography Channel (Canada) Corp., MSNBC Canada (Holdings) Inc. and TechTV Canada Holdings Inc.

Change in accounting for Business Combinations and Goodwill and Other Intangible Assets

In July 2001, new accounting standards were adopted in Canada and the U.S. with respect to Business Combinations and Goodwill and Other Intangible Assets. The new accounting standards are substantially the same in both countries. Under the Business Combinations standard, the purchase method of accounting is to be used for all acquisitions subsequent to June 30, 2001. Adoption of this standard had no impact on the consolidated financial statements.

Under the Goodwill and Other Intangible Assets standard adopted, on a prospective basis, effective September 1, 2001, goodwill and intangible assets with an indefinite useful life are no longer amortized but are subject to an annual review for impairment.

Shaw has evaluated its existing intangible assets acquired in prior purchase business combinations and allocated the amounts to broadcast licenses, which represent identified intangible assets with indefinite useful lives, and to goodwill in those cases where specific intangible assets cannot be identified. During the first quarter of the current fiscal year, Shaw tested the amounts allocated to broadcast licenses and goodwill for impairment and concluded that no provisions for impairment were required.

This change in accounting has resulted in a reduction in amortization expense of $20.5 million and $41.0 million for the quarter and six-month period ended February 28, 2002.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2002
[tabular amounts in thousands of Canadian dollars]

2. BUSINESS SEGMENT INFORMATION

The Company provides cable television services; high-speed Internet access; DTH (Star Choice) satellite services; satellite distribution services and Internet infrastructure services (Big Pipe). All of these operating segments are located in Canada except for two small cable television systems located in the United States. Information on operations by segment is as follows:

Operating revenue and income (loss) before amortization

	Three months ended February 28,		Six months ended February 28,	
	2002	2001	2002	2001
	$	$	$	$
Revenue				
Cable television	**256,700**	205,086	**500,134**	405,782
Internet	**73,798**	41,456	**143,741**	75,560
DTH	**111,895**	82,423	**216,344**	163,429
Satellite services	**29,211**	28,722	**60,157**	60,222
Telecommunications	**17,361**	8,596	**31,122**	14,861
	488,965	366,283	**951,498**	719,854
Inter segment – satellite services	**(3,711)**	(3,501)	**(7,417)**	(7,002)
Inter segment – telecommunications	**(13,022)**	(5,391)	**(23,136)**	(9,819)
	472,232	357,391	**920,945**	703,033
Operating income (loss) before amortization[1]				
Cable television	**112,510**	95,281	**224,795**	189,608
Internet	**30,635**	14,040	**53,725**	25,493
DTH	**(6,656)**	(12,799)	**(16,766)**	(34,116)
Satellite services	**10,370**	8,888	**22,161**	20,326
Telecommunications	**(2,666)**	(1,172)	**(3,614)**	(2,089)
Corporate restructuring	**(4,600)**	-	**(4,600)**	-
	139,593	104,238	**275,701**	199,222

1. Operating income (loss) before amortization is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur debt. Operating income (loss) before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2002
[tabular amounts in thousands of Canadian dollars]

Capital expenditures

	Three months ended February 28,		Six months ended February 28,	
	2002 $	2001 $	2002 $	2001 $
Capital expenditures accrual basis				
Cable television	**75,536**	62,776	**160,843**	135,367
Internet	**73,497**	52,348	**159,330**	70,287
DTH	**17,449**	-	**27,059**	-
Satellite services	**1,551**	77,604	**4,217**	98,276
Telecommunications	**47,163**	3,003	**60,704**	10,600
Corporate	**45,048**	1,584	**55,370**	2,865
Total capital expenditures accrual basis	**260,244**	197,315	**467,523**	317,395
Change in working capital related to capital expenditures	**(29,432)**	9,370	**(11,541)**	44,624
Capital expenditures cash flow	**230,812**	206,685	**455,982**	362,019

Assets

February 28, 2002

	Cable TV $	Internet $	DTH $	Satellite $	Telecom-munications $	Total $
Segment assets	**5,822,499**	**563,169**	**1,303,820**	**218,348**	**243,935**	**8,151,771**
Corporate assets						**809,885**
Total assets						**8,961,656**

August 31, 2001

	Cable TV $	Internet $	DTH $	Satellite $	Telecom-munications $	Total $
Segment assets	5,614,229	454,011	1,467,821	238,809	190,631	7,965,501
Corporate assets						822,455
Total assets						8,787,956

[tabular amounts in thousands of Canadian dollars]

3. BUSINESS ACQUISITIONS

	Six months ended February 28, 2002		
	Cash $	Accounts payable $	Total purchase price $
(i) Cable systems in Canada	2,768	-	2,768
(ii) Cable systems in U.S.	1,456	1,570	3,026
	4,224	1,570	5,794

A summary of net assets acquired on cable system acquisitions, accounted for as purchases, is as follows:

	$
Identifiable net assets acquired at assigned values	
Property, plant and equipment	**707**
Broadcast licenses	**6,007**
	6,714
Working capital deficiency	**28**
Future income taxes	**892**
	920
Purchase price	**5,794**

(i) Effective September 30, 2001 the Company purchased a cable television system serving approximately 1,300 subscribers in the interior of British Columbia.

(ii) The Company purchased 746 subscribers in Florida and is committed to purchase a further 2,545 subscribers for U.S. $6 million by May 31, 2003.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2002
[tabular amounts in thousands of Canadian dollars]

4. LONG-TERM DEBT

	Effective Interest rates %	February 28, 2002 $	August 31, 2001 $
Corporate			
Bank loans	Fixed and variable	352,579	612,646
Senior notes -			
Due April 11, 2005	7.05	275,000	275,000
Due October 17, 2007	7.40	300,000	300,000
U.S. $440 million due April 11, 2010	7.88	704,880	682,352
U.S. $225 million due April 6, 2011	7.68	360,449	348,930
U.S. $300 million due December 15, 2011 (1)	7.61	480,600	-
		2,473,508	2,218,928
Cancom			
Bank loans	Variable	223,800	88,800
Subordinated credit facility	Variable	40,000	40,000
Structured Note, due December 15, 2003	7.00	250,000	250,000
		513,800	378,800
Star Choice			
U.S. $150 million Senior secured notes	13.00	240,300	232,620
Other subsidiaries			
Videon CableSystems Inc. 8.15% Senior Debentures Series "A" due April 26, 2010	7.63	130,000	130,000
Big Pipe Credit Facility	Variable	50,000	50,000
Other (2)	Variable	7,670	-
		187,670	180,000
Total consolidated debt		3,415,278	3,010,348
Less current portion		-	-
		3,415,278	3,010,348

(1) The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments on these Senior Notes. The agreements have resulted in an effective interest rate of 7.61% on the Canadian $ equivalent of the U.S. debt. The exchange rate applicable to the principal portion of the debt has been fixed at $1.5895 Cdn.

(2) The Company has a 38.3% interest in the Burrard Landing Lot 2 Holdings Partnership ("Partnership"). The Partnership which will build and own The Shaw Tower project in Vancouver, B.C. has a $20 million bank loan, which was fully drawn on February 1, 2002 to purchase land. The Partnership also has a $118.5 million construction loan, which may be drawn down pursuant to repaying the $20 million bank loan plus certain other conditions. The $20 million loan is repayable the earlier of the draw down under the construction loan and October 1, 2002. The construction loan is repayable no later than December 31, 2005 (if extended). Interest rates on the loans fluctuate with Canadian banker's acceptances and prime rates. The loans are secured by a general security agreement and a $150 million fixed and floating charge debenture registered in a first priority position with respect to the land and project building. The loans are severally guaranteed by the Company and two other partners of the Partnership in the amount of $47.8 million. Shaw's portion of the debt guarantee is $18.3 million.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2002
[tabular amounts in thousands of Canadian dollars]

5. SHARE CAPITAL

Issued and outstanding

Number of Shares February 28, 2002	Number of Shares August 31, 2001		February 28, 2002 $	August 31, 2001 $
11,402,172	11,403,972	Class A Shares	**2,499**	2,499
220,428,081	220,368,357	Class B Shares	**2,107,200**	2,106,569
231,830,253	231,772,329		**2,109,699**	2,109,068
		EQUITY INSTRUMENTS		
		COPrS		
5,700,000	5,700,000	8.45% Series A U.S. $142.5 million due Sept. 30, 2046	**192,871**	192,871
100,000	100,000	8.54% Series B due Sept. 30, 2027	**98,467**	98,467
6,900,000	6,900,000	8.50% Series U.S. $172.5 million due Sept. 30, 2097	**252,525**	252,525
6,000,000	6,000,000	8.875% Series due Sept. 28, 2049	**147,202**	147,202
			691,065	691,065
		SHELS		
137,693	137,693	Series I - U.S. $137.7 million	**199,342**	199,342
39,053	39,053	Series II - U.S. $39.1 million	**56,345**	56,345
33,923	33,923	Series III - U.S. $33.9 million	**50,342**	50,342
28,853	28,853	Series IV - U.S. $28.9 million	**42,726**	42,726
57,583	-	Series V - U.S $57.6 million	**90,491**	-
			439,246	348,755
		Zero Coupon Loan - U.S. $22.9 million	**33,858**	33,858
			3,273,868	3,182,746

The Series V SHELS were issued November 29, 2001 and are due November 29, 2026. The general terms and respective priorities of the SHELS V are described in note 9 to the 2001 annual audited financial statements of the Company, and are collateralized by 5,326,827 shares of Terayon Communication Systems, Inc. at a conversion rate per U.S. $1,000 of 92.5069 shares of Terayon and an incremental interest rate of 2%. Any time after May 29, 2003 the Company may redeem the SHELS V without payment of an interest premium under the same conditions outlined in note 9 to the 2001 annual audited financial statements of the Company.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Shares with terms not to exceed 10 years from the date of grant. Twenty five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B shares at the date of grant. The maximum number of Class B Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2002
[tabular amounts in thousands of Canadian dollars]

The changes in options in the six months ended February 28, 2002 and year ended August 31, 2001 are as follows:

	Six months ended February 28, 2002		Year ended August 31, 2001	
	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $
Outstanding at beginning of period	7,640,500	32.57	5,450,000	32.49
Granted	973,750	32.67	3,510,000	32.73
Exercised	(11,750)	32.63	(16,000)	32.62
Forfeited	(535,250)	32.68	(1,303,500)	32.66
Outstanding at end of period	8,067,250	32.58	7,640,500	32.57

The following table summarizes information about the options outstanding at February 28, 2002:

Range of Prices	Number outstanding at February 28, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at February 28, 2002	Weighted average exercise price
$29.70 - $34.08	8,067,250	8.7	$32.58	1,680,313	$32.05

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 Shaw Class B shares in lieu of one Cancom share which would be received upon the exercise of a Cancom option under the Cancom option plan.

At February 28, 2002 there were 121,169 Cancom options outstanding with exercise prices between $6.13 and $23.25 and a weighted average price of $11.23. The weighted average remaining contractual life of the Cancom options is 4.5 years. At February 28, 2002, 56,445 Cancom options were exercisable into 50,800 Class B shares of the Company at a weighted average price of $12.20 per Class B share.

Warrants

Prior to the Company's acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a distributor and dealer warrant plan to grant Cancom warrants to acquire Cancom shares at a price of $22.50 per Cancom common share. The Company provided for this obligation (using $25 per equivalent Shaw common share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw shares at that time. Accordingly, the issue of the warrants under the plans had no impact on the earnings of the Company.

A total of 985,637 warrants have been granted and vest evenly over a four year period. At February 28, 2002, 58,164 warrants had vested.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2002
[tabular amounts in thousands of Canadian dollars]

6. EQUITY LOSS

The Company records its equity in GT Group Telecom Inc. ("GT') based on GT's financial statements which are prepared on a calendar year basis. The Company's equity in the losses of GT for the six months ended December 31, 2001 was $33.5 million (three months ended December 31, 2001 - $18.7 million). Pursuant to the adoption of the change in accounting policy described in Note 1, the equity losses for the six months ended February 2002 do not include amortization of goodwill that arose on the purchase of the Company's interest in GT. The equity losses recorded by the Company for the six months ended February 28, 2001 include amortization of goodwill of $4.1 million (three months ended February 28, 2001 - $2.0 million).

This quarter, the Company recorded equity losses of approximately $1 million on its other equity interests.

7. EARNINGS (LOSS) AND CASH FLOW PER SHARE

Earnings (loss) and cash flow per share calculations are as follows:

Earnings (loss) per share	Three months ended February 28,		Six months ended February 28,	
	2002	2001	**2002**	2001
	$	$	**$**	$
Basic – reported net income				
Reported net income (loss)	**(74,366)**	189,137	**(126,736)**	156,078
Equity entitlements, net of tax	**(9,240)**	(10,608)	**(21,650)**	(19,978)
	(83,606)	178,529	**(148,386)**	136,100
Earnings (loss) per share	**(0.36)**	0.83	**(0.64)**	0.65
Basic – adjusted net income				
Adjusted net income (loss)	**(74,366)**	201,363	**(126,736)**	178,515
Equity entitlements, net of tax	**(9,240)**	(10,608)	**(21,650)**	(19,978)
	(83,606)	190,755	**148,386**	158,537
Earnings (loss) per share	**(0.36)**	0.89	(0.64)	0.75
Cash flow per share				
Cash flow from operations	**63,007**	49,706	**126,292**	101,033
Equity entitlements, net of tax	**(9,240)**	(10,608)	**(21,650)**	(19,978)
	53,767	39,098	**104,642**	81,055
Cash flow per share	**0.23**	0.18	**0.45**	0.39
Weighted average number of Class A and B Shares used as denominator in above calculations	**231,812**	215,169	**231,796**	210,377

Class B shares issuable under the terms of the Company's stock option plans are not dilutive.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2002
[tabular amounts in thousands of Canadian dollars]

8. STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Statements of Cash Flows are as follows:

(i) Cash flow from operations

	Three months ended February 28,		Six months ended February 28,	
	2002	2001	2002	2001
	$	$	$	$
Reported net income (loss)	**(74,366)**	189,137	**(126,736)**	156,078
Non-cash items:				
Amortization	**153,560**	102,546	**288,496**	196,221
Amortization of deferred IRU revenue	**(2,833)**	(574)	**(6,696)**	(1,966)
Future income taxes	**(33,871)**	(240,285)	**(60,674)**	(260,280)
Loss (gain) on sale of investments	**219**	(14,718)	**(2,357)**	(14,988)
Loss (gain) on issuance of stock by equity investee	**-**	431	**571**	(4,123)
Equity loss on investees	**19,765**	14,877	**34,614**	26,714
Non-controlling interest	**-**	(905)	**-**	(2,542)
Other	**533**	(803)	**(926)**	(2,671)
Debt restructuring costs	**-**	-	**-**	8,590
Cash flow from operations	**63,007**	49,706	**126,292**	101,033

(ii) Changes in non-cash working capital balances related to operations include the following:

	Three months ended February 28,		Six months ended February 28,	
	2002	2001	2002	2001
	$	$	$	$
Accounts receivable	**31,489**	12,032	**30,939**	(33,700)
Inventories	**(17,554)**	(15,850)	**(35,562)**	(33,798)
Prepaids and other	**4,683**	2,897	**(8,096)**	(1,678)
Accounts payable and accrued liabilities	**43,032**	13,654	**(46,208)**	66,498
Income taxes recoverable/payable	**5,933**	5,104	**9,008**	(5,343)
Unearned revenue	**(2,560)**	12,819	**3,471**	12,956
	65,023	30,656	**(46,448)**	4,935

(iii) Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended February 28,		Six months ended February 28,	
	2002	2001	2002	2001
	$	$	$	$
Interest	**30,729**	31,505	**111,151**	84,435
Income taxes	**4,657**	766	**4,152**	(1,271)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2002
[tabular amounts in thousands of Canadian dollars]

9. UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

	Three months ended February 28,		Six months ended February 28,	
	2002	2001	2002	2001
	$	$	$	$
Reported net income (loss) using Canadian GAAP	(74,366)	189,137	(126,736)	156,078
Add (deduct) adjustments for:				
Amortization of intangible assets (1) (5) (6)	-	(9,775)	-	(19,550)
Deferred charges (2)	9,412	(17,258)	(5,401)	(34,516)
Foreign exchange losses (3)	(38,418)	(16,774)	(64,537)	(33,548)
Equity in loss of investees (4)	(15,900)	(1,991)	(13,676)	(3,982)
Entitlement payments on equity instruments (8)	(15,400)	(17,599)	(36,084)	(35,198)
Debt restructuring costs (9)	-	-	-	8,590
Income tax effect of adjustments	12,923	20,683	31,137	38,274
Effect of future income tax rate reductions on differences	-	25,541	-	25,541
Net income (loss) using U.S. GAAP before extraordinary item	(121,749)	171,964	(215,297)	101,689
Debt restructuring costs, net of tax (9)	-	-	-	(5,498)
Net income (loss) using U.S. GAAP	(121,749)	171,964	(215,297)	96,191
Unrealized gains on available-for-sale securities, net of tax (7)				
Unrealized holding gains (losses) arising during the year	(8,022)	(121,303)	40,027	(242,606)
Less: reclassification adjustments for losses (gains) included in net income	41	(8,232)	1,224	(8,232)
	(7,981)	(129,535)	41,251	(250,838)
Cumulative effect of accounting change (10)	-	-	-	(27,376)
Adjustment to fair value of derivatives (10)	16,598	16,682	31,067	33,363
Effect of future income tax rate reductions on differences	-	110,607	-	110,607
	8,617	(2,246)	72,318	(134,244)
Comprehensive income (loss) using U.S. GAAP	(113,132)	169,718	(142,979)	(38,053)
Income (loss) per share using U.S. GAAP before extraordinary item	(0.53)	0.83	(0.93)	0.48
Net income (loss) per share using U.S. GAAP	(0.53)	0.83	(0.93)	0.46
Comprehensive income (loss) per share using U.S. GAAP	(0.49)	0.83	(0.62)	(0.18)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2002
[tabular amounts in thousands of Canadian dollars]

Balance sheet items using U.S. GAAP

	February 28, 2002		August 31, 2001	
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Investments and other assets (7)	**511,037**	**950,224**	550,707	899,730
Deferred charges (2) (3)	**323,064**	**67,103**	277,780	67,470
Broadcast licenses (1) (5) (6)	**4,840,951**	**4,815,717**	5,038,123	5,012,889
Deferred credits (3)	**627,733**	**626,159**	643,825	635,246
Future income taxes	**1,072,512**	**1,072,228**	1,196,933	1,195,867
Long-term debt (8)	**3,415,278**	**4,682,453**	3,010,348	4,155,713
Shareholders' equity	**3,237,366**	**2,130,041**	3,295,907	2,273,666

The cumulative effect of these adjustments on consolidated shareholders' equity is as follows:

	February 28, 2002 $	August 31, 2001 $
Shareholders' equity using Canadian GAAP	**3,237,366**	3,295,907
Amortization of intangible assets (1)	**(123,542)**	(123,542)
Deferred charges (2)	**(60,462)**	(55,546)
Foreign exchange gains (losses) (3)	**(76,181)**	(39,294)
Equity in loss of investees (4)	**(56,005)**	(44,791)
Gain on sale of subsidiary (5)	**13,822**	13,822
Gain on sale of cable television systems (6)	**47,501**	47,501
Unrealized gains on investments (7)	**311,899**	258,726
Equity instruments (8)	**(1,234,774)**	(1,118,467)
Fair value of derivatives (10)	**70,417**	39,350
Shareholders' equity using U.S. GAAP	**2,130,041**	2,273,666

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1) Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for U.S. GAAP purposes, instead of an increasing charge method.

(2) U.S. GAAP requires all costs associated with launch and start-up activities and equipment subsidies to be expensed as incurred instead of being deferred and amortized.

(3) U.S. GAAP requires exchange gains (losses) on translation of long-term debt to be included in income or expense when incurred instead of being deferred and amortized.

(4) Equity in loss of investees have been adjusted to reflect U.S. GAAP.

(5) Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under U.S. GAAP.

(6) Gain on an exchange of cable systems was required to be recorded under U.S. GAAP but may not be recorded under Canadian GAAP.

(7) U.S. GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8) U.S. GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9) Under U.S. GAAP debt restructuring costs are considered an extraordinary item instead of an operating expense as required by Canadian GAAP.

(10) Under U.S. GAAP, subsequent to August 31, 2000 all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

10. SUBSEQUENT EVENTS

Effective March 2002, the Company unwound $210 million of interest rate swaps assumed on the Moffat acquisition with interest rates ranging from 6.12% to 6.17% for a cost of $9.4 million. The termination of the swaps will not result in any gain or loss.